Exhibit 99.1

International Royalty Corporation

Consolidated Financial Statements
For the three months ended March 31, 2009

(unaudited, expressed in thousands of U.S. dollars)

International Royalty Corporation
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$533	$3,444
Restricted cash	363	371
Royalties receivable, net of allowance of $36 (2008 - $0)	6,015	7,476
Prepaid expenses and other current assets	338	195
	7,249	11,486
Royalty interests in mineral properties (note 3)	355,392	355,093
Investments (note 4)	6,223	6,207
Furniture and equipment, net	134	145
Other long-term assets (note 5)	4,419	3,639
	$373,417	$376,570
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,481	$1,693
Revolving credit facility (note 6)	2,000	-
Income taxes	7,471	7,753
Future income taxes	5,542	4,226
	16,494	13,672
Revolving credit facility (note 6)	-	3,000
Senior secured debentures (note 7)	21,437	21,662
Foreign currency contract (note 7)	1,046	493
Future income taxes	35,210	40,463
	74,187	79,290
Shareholders’ Equity (note 9)
Common shares
Authorized - unlimited common shares without par value
Issued - 78,480,356 (2008 – 78,476,856) common shares	275,464	275,464
Contributed surplus	10,098	9,896
Retained earnings	13,655	11,920
Accumulated other comprehensive income	13	-
	299,230	297,280
	$373,417	$376,570
Subsequent Event (note 11)

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2009	2008

Royalty revenues	$7,099	$10,283

Expenses
Amortization	4,310	3,459
Business development	286	352
General and administrative	1,380	1,752
Royalty taxes	1,203	1,920

	7,179	7,483

Earnings (loss) from operations	(80)	2,800

Other income (expense)
Foreign currency gain (note 8)	2,292	1,080

Unrealized loss on fair market value of foreign currency contract (note 7)	(553)	-
Interest expense (note 10)	(775)	(783)
Interest income	35	151

	999	448

Earnings before income taxes	919	3,248

Income tax expense (benefit)
Current income tax	(281)	(417)
Future income tax (note 8)	(2,105)	1,254
	(2,386)	837

Net earnings	$3,305	$2,411

Basic and diluted earnings per share	$0.04	$0.03

Basic weighted average shares outstanding	78,480,356	78,478,741

Diluted weighted average shares outstanding	78,480,356	79,600,380

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Consolidated Statements of Retained Earnings and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2009	2008

Retained earnings at beginning of period	$11,920	$11,531
Net earnings for the period	3,305	2,411
Dividends	(1,570)	(1,177)

Retained earnings at end of period	$13,655	$12,765

Consolidated Statements of Comprehensive Income

	Three Months Ended
	March 31,
	2009	2008

Net earnings for the period, before comprehensive income	$3,305	$2,411
Unrealized gain (loss) on available for sale investments (note 4)	15	(442)
Future tax effect on unrealized gain (loss)	(2)	65

Comprehensive income	$3,318	$2,034

International Royalty Corporation
Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2009	2008

Cash flows provided by operating activities
Net earnings for the period	$3,305	$2,411
Items not affecting cash
Depreciation and amortization	4,322	3,468
Amortization of deferred debenture costs	77	267
Accretion of debenture discount	226	-
Future income tax expense (benefit)	(2,105)	1,254
Non-cash foreign currency gain	(2,388)	(1,252)
Non-cash foreign currency contract	553	-
Stock-based compensation expense	202	342

Changes in non-cash working capital
Decrease in royalties receivable	1,490	1,972
Increase in prepaid expenses and other current assets	(143)	(247)
Increase in other assets	-	(45)
Decrease in accounts payable and accrued liabilities	(578)	(997)
Decrease in income taxes payable	(281)	(776)
	4,680	6,397

Cash flows used in investing activities
Increase in royalty interests in mineral properties (note 3)	(4,950)	(594)
Refund of stamp duty paid on royalty interests	413	-
Purchases of furniture and equipment	(1)	-
Restricted cash	-	(298)
Other assets	(483)	(236)
	(5,021)	(1,128)

Cash flows used in financing activities
Net borrowings from the revolving credit facility	(1,000)	-
Proceeds from exercise of stock options	-	14
Dividends paid	(1,570)	(1,177)
	(2,570)	(1,163)

Increase in cash and cash equivalents	(2,911)	4,106

Cash and cash equivalents - beginning of period	3,444	12,742

Cash and cash equivalents - end of period	$533	$16,848

See accompanying notes to the consolidated financial statements.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

1	Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included.

2	Significant accounting policies

The consolidated financial statements have been prepared using accounting policies generally accepted in Canada (“Canadian GAAP”) for interim reporting and include the accounts of its wholly-owned subsidiaries. The material subsidiaries include IRC (U.S.) Management Inc., Archean Resources Ltd. (“Archean”) and IRC Nevada Inc. All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2008 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing January 1, 2009:

Goodwill and Intangible Assets – This section was issued in February 2008 and replaced CICA 3062, “Goodwill and Intangible Assets,” and Section 3450, “Research and Development”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard had no effect on the consolidated financial statements.

Section 1582 – Business Combinations, Section 1601 - Consolidations and Section 1602 – Non-controlling Interests – These sections were issued in January 2009 and are harmonized with International Financial Reporting Standards. Section 1582 specifies a number of changes, including: an expanded definition of a business combination, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards are effective for 2011. Early adoption is permitted.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year financial statement presentation.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

3	Royalty interests in mineral properties (net)

	Balance at	Acquisitions			Balance at
	December 31,	(Refund of			March 31,
(in thousands of US$)	2008	Stamp Duty)	Impairments	Amortization	2009
Production stage:

Voisey’s Bay	$196,964	$-	$-	$(3,996)	$192,968
Avebury/Melba Flats	6,000	-	-	-	6,000
Johnson Camp	-	5,022	-	-	5,022
Gwalia	3,510	(143)	-	(40)	3,327
Skyline	2,038	-	-	(173)	1,865
Southern Cross	1,077	(103)	-	(49)	925
Williams Mine	810	-	-	(49)	761
Meekatharra	526	(57)	-	-	469
Other	58	-	-	(3)	55

	210,983	4,719	-	(4,310)	211,392
Development stage:

Pascua	56,513	-	-	-	56,513
Las Cruces	42,203	-	-	-	42,203
Wolverine	19,819	-	-	-	19,819
Belahouro	817	-	-	-	817
Belcourt	527	-	-	-	527

	119,879	-	-	-	119,879

Exploration / Feasibility stage:

Pinson	6,977	-	-	-	6,977
Bell Creek	4,029	-	-	-	4,029
Aviat One	2,211	-	-	-	2,211
High Lake	2,007	-	-	-	2,007
Horizon	1,530	-	-	-	1,530
Tarmoola	1,486	(60)	-	-	1,426
South Laverton	912	-	-	-	912
Gold Hill	670	-	-	-	670
Merlin Orbit	504	-	-	-	504
Other	3,905	(50)	-	-	3,855

	24,231	(110)	-	-	24,121

	$355,093	$4,609	$-	$(4,310)	$355,392

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

2009 Royalty Acquisitions

Johnson Camp Royalty Interests

On March 31, 2009, the Company acquired from Nord Resources Corporation a royalty on the producing Johnson Camp copper mine located in Cochise County, Arizona for cash consideration of $4.95 million, plus acquisition costs of $72,000. The Johnson Camp royalty is a 2.50% NSR on the project. Beginning after January 1, 2010, the royalty rate for any given year can be adjusted slightly upward if certain annual production targets are not met, and downward if excess production allows previous short-falls to be recovered. However, the cumulative rate on copper production can never fall below 2.50%. The royalty rate on any metals other than copper can be reduced to 1.25%, if cumulative copper production from the mine exceeds 250 million pounds within twelve years.

Refund of Stamp Duty

During 2006, the Company paid stamp duty to the government of Western Australia as part of the acquisition of its Western Australia royalty interests. The original cost of the stamp duty was capitalized as part of the costs of the royalties. The Company appealed the costs and in January 2009, received a refund of $413,000. The refund was recorded as a reduction of the original cost and was allocated among the royalty interests acquired.

Pending royalty acquisitions

Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1.0% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). The value of the Common Shares has been included in other long-term assets as of March 31, 2009 and December 31, 2008 and will be transferred to royalty interests in mineral properties upon closing of the transaction. Should the transaction not close, the cash will revert back to the Company and the shares will be cancelled.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. On February 24, 2006, the Supreme Court of British Columbia upheld the underlying royalty sharing agreement between David Fawcett and Western. On March 24, 2006, Western filed a notice to appeal the decision. On October 23, 2006, Western announced that it was unilaterally discontinuing the appeal but would be taking the position that based on the circumstances in which the 1.0% royalty was entered into, that any payment on the 1.0% royalty over the sum of $500,000 would constitute the payment of interest in excess of 60% and would be illegal under Section 347 of the Criminal Code of Canada. Accordingly, Western indicated that it would make no payments on the 1.0% royalty over and above $500,000. If correct, this would restrict the payments on that portion of the royalty to be assigned by Fawcett to the Company to $101,500. Fawcett has commenced proceedings challenging this position and is seeking a declaration that the 1.0% royalty is not subject to Section 347 of the Criminal Code.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

On April 1, 2009, the Supreme Court of British Columbia announced its judgment in favour of David Fawcett, declaring that the 1.0% royalty is not subject to Section 347 of the Criminal Code. On April 30, 2009, Western filed a Notice of Appeal with the British Columbia Court of Appeals regarding the Supreme Court’s decision. Western has sixty days to submit its formal appeal.

Impairments

During the three months ended March 31, 2009 and 2008, as a result of management’s assessment, the Company determined that there were no impairments of royalty interests in mineral properties.

4	Investments

Investments consisted of:

	March 31,	December 31,
	2009	2008

Preferred Rocks of Genoa Holding Company, LLC	$6,053	$6,053
Investment in New Horizon Uranium Corporation (“NHU”)	31	15
Other	139	139

	$6,223	$6,207

Preferred Rocks of Genoa Holding Company, LLC (“Genoa”)

The Company’s investment in Genoa has been classified as available-for-sale, and accordingly was initially recorded at its fair market value, which approximated cost. There is no quoted market price in an active market for the investment in Genoa, and accordingly, this investment was measured at cost.

New Horizon Uranium Corporation

The investment in NHU has been classified as available-for-sale and accordingly was initially recorded at fair market value. The Company recorded an unrealized gain on the investment of $15,000 (net of a future tax expense of $2,000) to comprehensive income during the three months ended March 31, 2009. Future changes to the fair market value of the Company’s investment in NHU will be recorded as other comprehensive income, net of taxes, until the Company disposes of any of its investment, unless a decline is determined to be other than temporary.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

5	Other long-term assets

Other assets consisted of:

	March 31,	December 31,
	2009	2008

Advances to CFT Capital Limited	$2,048	$1,944
Deferred amounts directly relating to potential reorganization	1,448	832
Deferred amounts relating to pending royalty acquisitions (note 3)	864	854
Other	59	9

	$4,419	$3,639

Advances to CFT Capital Limited (“CFT”) represent gross amounts of $2.2 million loaned to CFT, an unrelated third party, for a potential acquisition of McWatters Mining, Inc. (“McWatters”). Upon closing of the transaction, these advances are repayable over five years with interest at 1.0%. The Company has determined that costs relating the McWatters transaction are direct and incremental in nature. The Company has established the fair value of the advances and determined that the difference between the net present value of the advances and the gross amount is a deferred cost relating to McWatters.

6	Revolving Credit Facility

The Company entered into a credit agreement with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $40 million. The Revolving Facility is used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties. The Revolving Facility matures January 8, 2010.

The Revolving Facility is a two-year revolving loan which is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers’ acceptances, priced at the applicable rate plus an applicable margin that ranges from 1% to 2%. The rate on the outstanding borrowings as of March 31, 2009 was 4.50%. The Company pays a standby fee of 1% per annum on the undrawn amount of the Revolving Facility.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility. IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

7	Senior secured debentures

On February 22, 2005, the Company completed a Unit Offering for gross proceeds of CA$30 million. The Unit Offering consisted of CA$30 million of 5.5% Senior Secured Debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. The obligations of the Company under the Debentures are collateralized by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with the principal of CA$30 million due at maturity in 2011. Interest on the Debentures paid by the Company during the three months ended March 31, 2009 and 2008 was $661,000 and $826,000, respectively.

The proceeds received from the Debentures were reduced by the fair value of the Common Shares issued of $4.9 million. Details of the balance are as follows:

	March 31, 2009		December 31, 2008
	CA	US	CA	US
Senior Secured Debentures payable	$30,000	$24,021	$30,000	$24,549
Unaccreted discount	(2,376)	(1,931)	(2,655)	(2,157)
Unaccreted financing charges	(804)	(653)	(898)	(730)
	$26,820	$21,437	$26,447	$21,662

The Company’s contractual obligation for future principal payments is one lump sum payment of CA$30,000,000 to be made on February 22, 2011. The obligation is denominated in CA$. The Debentures as of March 31, 2009 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8007, the exchange rate as of March 31, 2009. The Debentures as of December 31, 2008 were converted to US$ equivalents using an exchange rate of CA$1.00 to US$0.8183, the exchange rate as of December 31, 2008.

Foreign Currency Contract

On November 25, 2008, the Company entered into an agreement with a bank to fix the exchange rate to repay the principal balance of the Senior Secured Debentures at CA$1.00 to US$0.834725, based on the settlement date of February 22, 2011. The fair value of the derivative as of March 31, 2009 and December 31, 2008 was $1,046,000 and $493,000, respectively.

The foreign currency contract liability is a derivative and thus, has been classified as “held-for-trading” and was recorded at fair value on the date of acquisition and then marked-to-market at the balance sheet date. The change in fair value of the foreign currency contract liability has been recognized as an unrealized loss on fair market value of foreign currency contract on the consolidated statements of operations.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

8	Income taxes

Income tax expense varied from the amount that would be computed by applying the combined federal and provincial income tax rate of 29.00% (29.5% in 2008) to earnings before income taxes as follows:

	Three months ended March 31,
	2009	2008

Earnings before income taxes	$919	$3,248

Expected income tax expense	267	958
Tax effect of:
Stock-based compensation	59	101
Canadian functional currency election	(2,024)	-
Foreign currency	(665)	(319)
Other	(23)	97

Actual income tax expense (benefit)	$(2,386)	$837

In March 2009, the Canadian government enacted new legislation which will allow qualifying taxpayers the ability to file their 2008 and subsequent Canadian tax returns using a functional currency which is other than the Canadian dollar. As a result of the legislation becoming substantively enacted for financial reporting purposes in the three months ended March 31, 2009, foreign currency losses of approximately $1.8 million previously recognized in 2008 were reversed in March 2009 and have been recorded as a foreign currency gain on the consolidated statement of operations for the three months ended March 31, 2009.

Also, as a result of this new legislation, the Company translated its non-monetary assets to a U.S. value using the foreign currency exchange rate of CA$1.00 to US$1.012, the rate provided for by the new legislation. The use of this rate to lock in the U.S. dollar value of the assets created a permanent benefit in the tax basis of certain of the company’s assets. This change in tax basis created a future tax benefit of $2.0 million, which has been reflected in the consolidated statement of operations for the three months ended March 31, 2009.

9	Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2008	78,480,356	$275,464
Activity for the quarter	-	-

Balance at March 31, 2009	78,480,356	$275,464

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

Activity in contributed surplus was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2008	$9,896
Stock-based compensation expense	202

Balance at March 31, 2009	$10,098

Activity in accumulated other comprehensive income was as follows:

(in thousands of US$)	Amount

Balance at December 31, 2008	$-
Other comprehensive income, net of tax	13

Balance at March 31, 2009	$13

A summary of accumulated other comprehensive income and retained earnings was as follows:

	March 31,	December 31,
	2009	2008

Beginning balance	$-	$173
Unrealized gains (losses) on available-for-sale investments	15	(203)
Future tax effect on unrealized gains (losses)	(2)	30
Total accumulated other comprehensive income	13	-
Retained earnings	13,655	11,920

Ending balance	$13,668	$11,920

Stock options and warrants

There were no stock options granted during the three months ended March 31, 2009. During the three months ended March 31, 2008, the Company granted 125,000 stock options valued at approximately $250,000. The Company uses the fair value based method of accounting for all stock-based compensation awards using the Black-Scholes Option Pricing Model.

The Company recognized stock-based compensation expense of approximately $202,000 and $342,000 for the three months ended March 31, 2009 and 2008, respectively, which is recorded in general and administrative expenses.

During the three months ended March 31, 2008, the Company received proceeds from the exercise of 3,500 stock options totalling $14,000.

International Royalty Corporation
Notes to Interim Consolidated Financial Statements (unaudited)
March 31, 2009

10	Financial instruments

Interest expense

Details of interest expense were as follows:

(in thousands of US$)	Three Months Ended
	March 31,
	2009	2008

Accretion of debenture discount and financing charges	$303	$301
Cash interest expense	376	413
Commitment and standby fees	96	69

	$775	$783

11	Subsequent events

Acquisition of McWatters Mining, Inc.

On April 9, 2009, the Company acquired all of the outstanding common shares of McWatters Mining, Inc. (“McWatters”) representing a 45% voting interest. A class of voting preferred shares created under that Plan of Arrangement and issued to all former common shareholders of McWatters is entitled to 55% of the votes and an amount not exceeding CA$1.0 million of cumulative dividends and redemption amounts over a five-year period. All income in excess of CA$1.0 million will accrue to the common shares, all of which are owned by IRC.

McWatters was reorganized effective on June 2, 2008, and pursuant to a proposal with its creditors, substantially all of its unsecured creditor claims were acquired by CFT Capital, Inc. (“CFT”), and the balance of such claims have been settled. At the date of acquisition, McWatters had remaining liabilities of CA$7.3 million which will be payable out of 6.0% of available cash flow of McWatters. McWatters has no other liabilities and has approximately CA$120.0 million of available resource deductions and tax-loss carryforwards. As of March 31, 2009, IRC had advanced approximately $2.2 million to CFT to fund a portion of the cost of the reorganization of McWatters (Note 5). This amount is repayable by CFT to IRC from cash flow over five years.

For financial statements purposes, IRC believes that it is required to consolidate the balance sheet and results of operations of McWatters in its consolidated financial statements. The Company has not yet determined the effects of the transaction.